Exhibit 99.1

IsZo Capital Comments on Stay Delaying Nam Tai’s Special Meeting

Highlights That Eastern Caribbean Court of Appeal Granted Stay While Aware that 97% of Shareholders Excluding Kaisa had Voted to Reconstitute Nam Tai’s Board

Remains Committed to Protecting Shareholders’ Best Interests and Promises Further Updates Regarding the Special Meeting as Additional Information Becomes Available

Calls on Nam Tai to Explain $150.2 Million Investment into Credit Suisse Supply Chain Fund Ostensibly Connected to Greensill Capital

NEW YORK--(BUSINESS WIRE)--IsZo Capital Management LP (together with its affiliates, “IsZo”), which beneficially owns approximately 14.1% of the outstanding shares of Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”), today commented on the order issued by the Eastern Caribbean Court of Appeal (the “Court of Appeal”) in connection with the Company’s appeal of the Eastern Caribbean Supreme Court’s (the “Court”) ruling against Nam Tai, Kaisa Group Holdings Limited’s (HKG: 1638) (“Kaisa”) wholly-owned subsidiary Greater Sail Limited and West Ridge Investment Company Limited, which voided Nam Tai’s $170 million private placement.

The Court of Appeal granted a stay that postpones the Court-ordered meeting of Nam Tai shareholders (the “Special Meeting”), whereat shareholders can remove and replace the Kaisa-affiliated directors from Nam Tai’s Board of Directors (the “Board”), until Nam Tai’s appeal regarding the validity of the private placement is heard and decided. The Court of Appeal was aware that of the shareholders who had already voted, 97% of shareholders excluding Kaisa had voted to reconstitute the Board with IsZo’s highly-qualified director candidates and that there was therefore overwhelming support from shareholders to remove and replace the Kaisa-affiliated directors from the Board. However, the Court of Appeal determined that the balance of circumstances lay in favor of postponing the Special Meeting until after the appeal and that this would cause the least disruption to Nam Tai taking into account the Court's restrictions on Nam Tai, including prohibiting it from carrying out significant transactions without first providing notice to IsZo. The full transcript of the hearing will be posted to www.FixNTP.com once it is available.

To be clear, the Court of Appeal did not overturn the Court’s ruling that the execution of the private placement was a breach of the directors’ fiduciary duties and was undertaken to give Kaisa de facto control of the Company. Nam Tai’s appeal of such ruling will be held at a later date that is presently unknown, and then the Special Meeting will be held shortly thereafter. IsZo will provide additional information once it is available.

Brian Sheehy, Founder and Managing Member of IsZo, commented:

“It is extremely disappointing that the Special Meeting was delayed just days before it was to be held, especially considering the overwhelming majority of shareholders had voted to remove and replace the Kaisa-affiliated directors from the Board. In fact, the evidence before the Court of Appeal was that 83% of the outstanding shares had already voted and over 57% of the outstanding shares voted to reconstitute the Board, which represents 97% shareholder support excluding Kaisa’s shares.”

Mr. Sheehy added:

“We share our fellow shareholders’ frustration that the directors who breached their fiduciary duties succeeded in delaying the Special Meeting and temporarily escaping accountability. Rest assured that IsZo is not going anywhere and will continue to fight for the best interests of shareholders – we continue to believe in Nam Tai’s long-term value creation prospects under the leadership of a reconstituted Board committed to acting in the best interests of all shareholders. We are confident that Nam Tai’s appeal is without merit and look forward to a prompt resolution of the appeal so shareholders can finally vote to remove and replace the Kaisa-affiliated directors at the Special Meeting they validly requisitioned back in September 2020.”

Mr. Sheehy concluded:

“In the meantime, IsZo calls on Nam Tai to provide a full explanation regarding its $150.2 million investment into a Supply Chain Fund managed by Credit Suisse, ostensibly connected to Greensill Capital, which has since been terminated as disclosed in the Company’s 20-F. How does a company purportedly facing a liquidity crisis make such an investment? Who was responsible for making the investment, why was it made and why wasn’t such a material investment disclosed to shareholders at the time it was made? Why wasn’t the default promptly disclosed to shareholders? What is the timing and amount of Nam Tai’s expected recovery? Shareholders deserve answers.”

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Shareholders interested in learning more should contact our solicitor, Saratoga Proxy Consulting, at info@saratogaproxy.com or (212) 257-1311. We also encourage shareholders to learn more about our slate and sign up for important updates by visiting www.FixNTP.com.

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Contacts

For Investors:
Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:
Profile
Greg Marose / Rachel Goun 347-343-2999
gmarose@profileadvisors.com / rgoun@profileadvisors.com

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